Exhibit 12.1
SLM CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(Dollars in thousands)

	Years Ended December 31,					Nine Months Ended September 30,
	2012	2013	2014	2015	2016	2016	2017
Income before income tax expense	$341,869	$416,527	$333,752	$439,064	$414,436	$301,072	$378,272
Add: Fixed charges	84,709	91,182	98,404	132,048	189,717	134,124	220,979

Total earnings	$426,578	$507,709	$432,156	$571,112	$604,153	$435,196	$599,251

Interest expense	$82,912	$89,085	$95,815	$128,619	$185,908	$131,329	$217,777
Rental expense, net of income	1,797	2,097	2,589	3,429	3,809	2,795	3,202

Total fixed charges	84,709	$91,182	98,404	132,048	189,717	134,124	220,979

Preferred stock dividends	—	—	12,933	19,595	21,204	15,698	12,577
Total fixed charges and preferred stock dividends	$84,709	$91,182	$111,337	$151,643	$210,921	$149,822	$233,556
Ratio of earnings to fixed charges(1)	5.04	5.57	4.39	4.33	3.18	3.24	2.71

Ratio of earnings to fixed charges and preferred stock dividends(1)	5.04	5.57	3.88	3.77	2.86	2.90	2.57

(1)
For purposes of computing these ratios, earnings represent income before income tax expense plus fixed charges. Fixed charges represent interest expensed and capitalized plus one-third (the proportion deemed representative of the interest factor) of rents, net of income from subleases.